Execution Version

Certain information, marked using “[***]”, has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

December 19, 2023

via E-Mail

Altus Power, LLC
2200 Atlantic Street, Floor 6
Stamford, CT 06902
Attn.: Legal
Email: legal@altuspower.com

    Re: Purchase and Sale Agreement, dated as of October 27, 2023

Dear All Concerned:

Reference is made to the Purchase and Sale Agreement, dated as of October 27, 2023 (the “Purchase Agreement”), between Project Hyperion Holdco LP and Soltage Hyperion MGTCO, LLC, as Sellers, and Altus Power, LLC, as Buyer and solely for the purposes of Section 6.12 thereof, Altus Power, Inc. Capitalized terms used herein and not otherwise defined have the definitions ascribed to them in the Purchase Agreement.

The Parties confirm, acknowledge and agree that in connection with the transactions contemplated by the Purchase Agreement, Swap Amounts resulting from the termination of Hedging Arrangements to which certain Company Entities are parties are to be payable to or for the account of Sellers. Further, the Parties recognize that the proceeds of such Swap Amounts may not be available as of the Closing, and that such proceeds will be paid by the applicable Hedging Arrangement counterparties to bank accounts maintained by or on behalf of the applicable Company Entities (collectively, the “Bank Accounts”).

In addition to the above, the Parties have agreed that an aggregate amount of Cash equal to [***] shall be distributed by the Company Entities to or for the benefit of Sellers in lieu of being included in the Closing Cash, and that following the Closing Sellers may cause the Distributable Cash to be paid to or for the benefit of Sellers directly from any bank accounts maintained by or on behalf of the Company Entities in which Cash is on deposit (collectively, the “Cash Accounts”).

In view of the foregoing, the Parties hereby agree as follows:

1.Sellers or their Representatives shall be entitled to all Swap Amounts deposited into the Bank Accounts, and in connection therewith, Buyer agrees that from and after the Closing, Sellers and their Representatives shall be, and hereby are, fully and irrevocably authorized to withdraw from the Bank Accounts all Swap Amounts as such amounts are so deposited. Buyer shall advise Sellers promptly of each deposit of any such amounts into the Bank Accounts, including the amounts of each such deposit and the Hedging Arrangement counterparty making such deposit.
2.Buyer agrees to cause each of the Company Entities to maintain Seller’s Representatives as authorized persons with full authority to withdraw all Swap Amounts from the
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applicable Bank Accounts until the earlier of (x) three (3) Business Days following notice to Sellers from Buyer of the final deposit of Swap Amounts into the applicable Bank Accounts and (y) the withdrawal by or on behalf of Sellers of the full amount of all Swap Amounts payable under all Hedging Arrangements.
3.The provisions of this letter agreement shall supersede and replace Section 2.3(c) of the Purchase Agreement in its entirety.
4.If any Swap Amount shall be paid by the applicable Hedging Arrangement counterparty to Buyer or its Affiliates other than to a Bank Account, Buyer shall promptly cause such Swap Amount to be paid to Sellers.
5.If either Sellers or Seller’s Representatives withdraw from the Bank Accounts any amount that is not a Swap Amount, then Buyer may deem such amount to be included in the calculation of “Swap Amount” for the purposes of its Adjustment Statement under the terms of the Purchase Agreement.
6.Sellers or their Representatives shall be entitled to withdraw the Distributable Cash from the Cash Accounts at any time on or before the fifth Business Day following the Closing Date, and in connection therewith, Buyer agrees that from and after the Closing, Sellers and their Representatives shall be, and hereby are, fully and irrevocably authorized to withdraw from the Cash Accounts Cash in an aggregate amount not in excess of the Distributable Cash.
7.Buyer agrees to cause each of the Company Entities to maintain Sellers’ Representatives as authorized persons with full authority to withdraw Cash from the applicable Cash Accounts until the earlier of (x) the close of business on the fifth Business Day following the Closing Date and (y) the withdrawal by or on behalf of Sellers of the full amount of Distributable Cash.
8.If either (a) Sellers or Sellers’ Representatives withdraw from the Cash Accounts any amount in excess of the Distributable Cash or (b) the aggregate amount of Cash on deposit in the Cash Accounts is insufficient to permit the withdrawal by Sellers or Sellers' Representatives of the full amount of the Distributable Cash, then for the purposes of Buyer’s Adjustment Statement under the terms of the Purchase Agreement, in the case of (a) such excess amount shall be deducted from the Closing Cash amount, and in the case of (b) such insufficient amount shall be added to the Closing Cash amount.

9.The Parties agree to cooperate and take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to give effect to the provisions and intent of this letter agreement.

This letter agreement shall constitute a Transaction Document.

The provisions in Sections 10.1, 10.2, 10.3, 10.4, 10.7, 10.9, 10.11, 10.12, 10.13, 10.14, 10.15, and 10.17 of the Purchase Agreement are hereby incorporated by reference to this letter agreement and shall apply to this letter agreement, mutatis mutandis, as though fully set forth herein. Each of the Parties agrees that it shall be liable for the acts of any Non-Recourse Persons acting on its behalf under this letter agreement. For the avoidance of doubt, any Seller Representative shall be acting on behalf of Sellers regardless of whether it signs any documentation in the name of a Company Entity as contemplated under the terms of this letter agreement.

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Except as expressly provided in this letter agreement, nothing contained in this letter agreement shall be deemed to modify the Purchase Agreement or the rights and liabilities of the Parties thereunder.

Please acknowledge your agreement with the foregoing by executing a copy of this letter agreement in the space provided below.

[Signature Pages Follow]
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Very truly yours,

PROJECT HYPERION HOLDCO LP
By: Basalt Infrastructure Partners GP Limited,
its general partner

By: /s/ Chris McErlane
Name: Chris McErlane
Title: Director

SOLTAGE HYPERION MGTCO, LLC

By: /s/ Jesse M. Grossman
Name: Jesse M. Grossman
Title: Authorized Person

THE FOREGOING IS ACKNOWLEGED
AND AGREED:

ALTUS POWER, LLC
By: Altus Power, Inc., its Managing Member

By: /s/ Gregg Felton
Name: Gregg Felton
Title: co-CEO and co-Founder
[Signature Page to Swap Termination Letter Agreement]